

Yayoi Kusama (b. 1929)

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Between 2015 and 2021 works from the 'Pumpkin' series accounted for 26.4% of the artist's total painting sales. Pumpkin paintings under 30 x 30 inches have achieved prices in excess of $2.5 million at auction.

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Initial Offering Price

$527,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

28.3%

Sharpe Ratio (1998-2021)	watch video
Yayoi Kusama	▲1.37
All Art	0.53
S&P 500	0.45

33% Progress

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WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- Recently, Louis Vuitton unveiled "Creating Infinity: The Worlds of Louis Vuitton and Yayoi Kusama," their latest collaboration with Yayoi Kusama on display at flagship stores around the world.
- The Painting is a characteristic, small-scale example of Yayoi Kusama's iconic "Pumpkin" series, and features a central, teal and black spotted pumpkin placed against a black and teal net background.
- Kusama's "Pumpkins" have become some of the most commercially desirable examples within her practice. As of January 18, 2023, large-scale pumpkin paintings represent four of the artist's top ten record prices at auction, and are led by *Pumpkin (LPASG)* (2013) which sold for $8,026,633 in December 2021, *Pumpkin (TWPOT)* (2010), which sold for $6,937,550 in April 2019, and *A-Pumpkin (OTRSSA)* (2014), which sold for approximately $6,740,160 in November 2022.
- Blue/teal pumpkins of similar scale to the Painting and executed on black background have only ever come up for sale at auction seven times.
- As of January 18, 2022, the average price realized at auction for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from approximately $270,000 in 2019 and 2020 to approximately $640,000 in 2022. On March 2, 2022, "Pumpkin (TOWSSO)" (2006), a yellow pumpkin on black ground, set the record for Pumpkins which are smaller than 12 by 12 inches, when it sold for $1,110,538 (£ 831,600) at Christie's, London.
- Per ArtTactic's February 2022 report on the artist, auction sales of art works from Kusama's "Pumpkin" series reached $34.4 million in 2021, up 123.9% from 2020 and all-time high for the artist's auction market. The pumpkin series accounted for 30.1% of total sales between 2015 and 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$178,196,157

2021 Number of Lots Sold
778

YAYOI KUSAMA

b. 1929, JAPAN



Acrylic on canvas | 7 × 9 in. (18 × 23 cm.)

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

$527,000

INITIAL OFFERING

28.3%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic, small-scale example of Yayoi Kusama's iconic "Pumpkin" series, and features a central, teal and black spotted pumpkin placed against a black and teal net background. Kusama's interest in pumpkins can be traced back to her childhood in pre-war Japan, where her family owned a plant nursery that farmed kabocha squash. The pumpkin first appeared as a motif in 1946, when she exhibited "Kabocha (Pumpkin)" in a traveling exposition in Japan. By most accounts, the artist reintroduced pumpkins into her work in the 1980s and has continued to incorporate them in paintings, drawings, prints, and large scale public installations. Paintings from the "Pumpkin" series range in scale, with some examples measuring under ten inches in height and width to over fifty inches in height and width. Kusama's "Pumpkins" have become some of the most commercially desirable examples within her practice. Among Kusama's "Pumpkin" series, blue/teal pumpkins of similar scale to the Painting and executed on black background are rare - only seven have ever sold at auction. As of January 18, 2023, large-scale pumpkin paintings represent four of the artist's top ten record prices achieved at auction, and are led by *Pumpkin (LPASG)* (2013) which sold for HKD 62,540,000 ($8,026,633) on December 1, 2021 at Christie's, Hong Kong, *Pumpkin (TWPOT)* (2010), which sold for HK$54,460,000 ($6,937,550) on April 1, 2019 at Sotheby's, Hong Kong, and *A-Pumpkin (OTRSSA)* (2014), which sold for approximately $6,740,160 on November 29, 2022 at Seoul Auction, Hong Kong. Pumpkins of similar scale to the Painting have also performed well at auction in recent years. As of January 18, 2023, the average price realized at auction for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from approximately $270,000 in 2019 and 2020 to approximately $640,000 in 2022. On March 2, 2022, *Pumpkin (TOWSSO)* (2006), a yellow pumpkin on black ground, set the record for Pumpkins which are smaller than 12 by 12 inches, when it sold for $1,110,538 (£ 831,600) at Christie's, London. Per ArtTactic's February 2022 report on the artist, auction sales of art works from Kusama's *Pumpkin* series reached $34.4 million in 2021, up 123.9% from 2020 and all-time high for the artist's auction market. The pumpkin series accounted for 30.1% of total sales between 2015 and 2021. The subject, size and execution of the Painting make it a commercial and desirable work by Yayoi Kusama.

AS OF JANUARY 18, 2023, KUSAMA'S TOP AUCTION RECORDS ARE LED BY THE AFOREMENTIONED *UNTITLED (NETS)* (1959), WHICH SOLD ON MAY 18, 2022 FOR $10,496,000 AT PHILLIPS, NEW YORK, *PUMPKIN (LPASG)* (2013), WHICH SOLD ON DECEMBER 1, 2021 AT CHRISTIE'S, HONG KONG FOR HKD 62,540,000 ($8,026,633), AND *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HKD 62,433,000 ($7,953,215) AT SOTHEBY'S, HONG KONG.

The artist's works are included in numerous public collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, among many more. Recent retrospectives of Kusama's work have been mounted by several global institutions, including a 2017 to 2019 traveling exhibition titled "Yayoi Kusama: Infinity Mirrors," which started at the Hirshhorn Museum in Washington D.C. The Hirshhorn organized a second, follow-up exhibition titled "One with Eternity: Yayoi Kusama in the Hirshhorn Collection," which opened in April 2022, and will run through the end of November 2022. A retrospective of over 200 works organized by the Tel Aviv Museum of Art, which was Kusama's first major show in Israel, ran from November 2021 through April 2022. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins," and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. Kusama has also collaborated with several luxury brands, including Louis Vuitton and Veuve Clicquot, which have further contributed to her broader recognition and success. Most recently, Louis Vuitton unveiled "Creating Infinity: The Worlds of Louis Vuitton and Yayoi Kusama," their latest collaboration with Yayoi Kusama on display at their stores around the world.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Yayoi Kusama (b. 1929, Japan) is a global cultural icon, admired for her installations and long-time exploration of minimalist abstractions, which began in the late 1950s. Kusama has worked actively across various media, including performance, painting, sculpture, and immersive installations. Yayoi Kusama was born in Matsumoto, Japan in 1929 and began to create art at an early age, as a way to engage with her mental illness. After she arrived in New York in 1957, the artist focused on abstraction, and developed her now infamous "Infinity Nets" series, which garnered early recognition. Kusama exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, she was included in the "1961 'Whitney Annual'" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) with the support of Lucio Fontana, alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of January 18, 2022 Kusama continues to maintain her studio practice, and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings byYayoi Kusama with the following criteria: "Pumpkin" paintings on canvas, executed 1995 to present that measure under 12 inches by 12 inches, and that to the best of our ability to determine, feature predominantly green or blue palettes, where the background color is black. Where we were not able to determine the auction house buyer's premium, a default of 10% premium was added to the hammer price. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 28.3% CAGR implied from selected sales occurring from July 27, 2007 to April 1, 2019.